Exhibit 99.2

Financial Information for the Three Months Ended March 31, 2025 and 2024 of Kenon and OPC and
Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position (Unaudited)

	March 31,	December 31,
	2025	2024
	$ millions
Current assets
Cash and cash equivalents	987	1,016
Short-term deposits and restricted cash	1	-
Trade receivables	77	80
Short-term derivative instruments	-	-
Other investments	131	143
Other current assets	24	24
Total current assets	1,220	1,263
Non-current assets
Investment in OPC’s associated companies	1,537	1,459
Long-term restricted cash	16	16
Long-term derivative instruments	20	28
Deferred taxes, net	3	3
Property, plant and equipment, net	1,121	1,156
Intangible assets, net	71	72
Long-term prepaid expenses and other non-current assets	40	41
Right-of-use assets, net	175	175
Total non-current assets	2,983	2,950
Total assets	4,203	4,213
Current liabilities
Current maturities of loans from banks and others	89	85
Trade and other payables	132	94
Current maturities of lease liabilities	3	4
Total current liabilities	224	183
Non-current liabilities
Long-term loans from banks and others	745	727
Debentures	413	456
Deferred taxes, net	150	148
Other non-current liabilities	3	31
Long-term lease liabilities	9	9
Total non-current liabilities	1,320	1,371
Total liabilities	1,544	1,554
Equity
Share capital	50	50
Translation reserve	-	3
Capital reserve	59	64
Accumulated profit	1,493	1,491
Equity attributable to owners of the Company	1,602	1,608
Non-controlling interests	1,057	1,051
Total equity	2,659	2,659
Total liabilities and equity	4,203	4,213

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss (Unaudited)

	For the three months ended March 31,
	2025	2024
	$ millions
Revenue	183	174
Cost of sales and services (excluding depreciation and amortization)	(139)	(117)
Depreciation and amortization	(17)	(20)
Gross profit	27	37
Selling, general and administrative expenses	(18)	(23)
Other expenses, net	-	(8)
Operating profit	9	6
Financing expenses	(23)	(21)
Financing income	12	12
Financing expenses, net	(11)	(9)
Share in profit of OPC’s associated companies, net	38	20
Profit before income taxes	36	17
Income tax expense	(9)	(7)
Profit for the year	27	10
Attributable to:
Kenon’s shareholders	12	8
Non-controlling interests	15	2
Profit for the period	27	10

Basic/diluted profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit per share	0.22	0.15

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the three months ended March 31,
	2025	2024
	$ millions
Cash flows from operating activities
Profit for the period	27	10
Adjustments:
Depreciation and amortization	19	22
Financing expenses, net	11	9
Share in profit of associated companies, net	(38)	(20)
Share-based payments	-	7
Other expenses, net	3	15
Income tax expense	9	7
	31	45
Change in trade and other receivables	3	11
Change in trade and other payables	12	9
Cash generated from operating activities	46	65
Dividends received from associate companies, net	16	5
Net cash provided by operating activities	62	70

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited), continued

	For the three months ended March 31,
	2025	2024
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	-	(1)
Short-term collaterals deposits, net	-	3
Investment in associated companies, less cash acquired	(77)	(3)
Acquisition of property, plant and equipment	(13)	(69)
Proceeds from sale of other investments	14	27
Interest received	11	8
Net cash used in investing activities	(65)	(35)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities	(44)	(48)
Investments of holders of non-controlling interests in the capital of a subsidiary	5	-
Proceeds from issuance of debentures, less issuance expenses	-	52
Proceeds from long-term loans	43	13
Proceeds from derivative financial instruments, net	-	1
Repurchased of own shares	(10)	-
Repayment of short-term loans	-	(55)
Interest paid	(16)	(19)
Net cash used in financing activities	(22)	(56)

Decrease in cash and cash equivalents	(25)	(21)
Cash and cash equivalents at beginning of the year	1,016	697
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(4)	1
Cash and cash equivalents at end of the period	987	677

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the three months ended March 31, 2025
	OPC Israel	CPV Group	Other	Consolidated Results
	$ millions
Revenue	146	37	-	183
Cost of sales (excluding depreciation and amortization)	(105)	(34)	-	(139)
Depreciation and amortization	(19)	-	-	(19)
Financing income	1	2	9	12
Financing expenses	(14)	(2)	(7)	(23)
Share in profit of associated companies	-	38	-	38
Profit before taxes	5	28	3	36
Income tax expense	(2)	(5)	(2)	(9)
Profit for the period	3	23	1	27

	For the three months ended March 31, 2024
	OPC Israel	CPV Group	Other	Consolidated Results
	$ millions
Revenue	145	29	-	174
Cost of sales (excluding depreciation and amortization)	(101)	(16)	-	(117)
Depreciation and amortization	(16)	(6)	-	(22)
Financing income	3	1	8	12
Financing expenses	(15)	(6)	-	(21)
Share in profit of associated companies	-	20	-	20
Profit before taxes	4	7	6	17
Income tax expense	(6)	(1)	-	(7)
(Loss)/profit for the period	(2)	6	6	10

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss

	For the three months ended March 31,
	2025	2024
	$ millions
Revenue	183	174
Cost of sales (excluding depreciation and amortization)	(139)	(117)
Depreciation and amortization	(17)	(20)
Gross profit	27	37
Selling, general and administrative expenses	(16)	(21)
Other expenses, net	(3)	(8)
Operating profit	8	8
Financing expenses	(16)	(21)
Financing income	3	4
Financing expenses, net	(13)	(17)
Share in profit of associated companies, net	38	20
Profit before income taxes	33	11
Income tax expense	(7)	(7)
Profit for the period	26	4

Attributable to:
Equity holders of the company	19	5
Non-controlling interest	7	(1)
Profit for the period	26	4

Summary Data from OPC’s Consolidated Statement of Cash Flows

	For the three months ended March 31,
	2025	2024
	$ millions
Cash flows provided by operating activities	65	72
Cash flows used in investing activities	(87)	(68)
Cash flows provided by financing activities	(12)	(55)
Decrease in cash and cash equivalents	(34)	(51)
Cash and cash equivalents at beginning of the period	263	278
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(4)	1
Cash and cash equivalents at end of the period	225	228

Summary Data from OPC’s Consolidated Statement of Financial Position

	As at
	March 31, 2025	December 31, 2024
	$ millions
Total financial liabilities[1]	1,247	1,267
Total monetary assets[2]	242	280
Investment in associated companies	1,537	1,459
Total equity attributable to the owners	1,306	1,303
Total assets	3,306	3,309

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

Appendix C

Definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share of associated companies and non-IFRS reconciliation

This press release presents OPC’s Adjusted EBITDA including proportionate share of associated companies, which is a non-IFRS financial measure.

OPC’s EBITDA is defined for each period as net profit/(loss) before depreciation and amortization, financing expenses, net, and income tax expense. OPC’s Adjusted EBITDA, including proportionate shares in associated companies, is defined as EBITDA as further adjusted for expenses not in the ordinary course of business and/or of a non-recurring nature and share of depreciation and amortization, financing expenses and income tax expenses (if any) of associated companies.  EBITDA and Adjusted EBITDA including proportionate share of associated companies are not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA and Adjusted EBITDA including proportionate share of associated companies are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA and Adjusted EBITDA including proportionate share of associated companies as measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of EBITDA and Adjusted EBITDA including proportionate share of associated companies provides useful information to investors and financial analysts in their review of the company’s, its subsidiaries’, and its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA and Adjusted EBITDA including proportionate share of associated companies for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA including proportionate share of associated companies differently, and therefore this presentation of EBITDA and Adjusted EBITDA including proportionate share of associated companies may not be comparable to other similarly titled measures used by other companies.

	For the three months ended March 31,
	2025	2024
	$ millions
Profit for the period	26	4
Depreciation and amortization	19	22
Financing expenses, net	13	17
Income tax expense	7	7
EBITDA	65	50
Share of depreciation and amortization and financing expenses included within share of profit of associated companies, net	42	30
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	3	15
Adjusted EBITDA including proportionate share of associated companies	110	95